UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38947
CUSIP NUMBER 11778X104

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION BTRS Holdings Inc.
Full Name of Registrant N/A
Former Name if Applicable 1009 Lenox Drive, Suite 101
Address of Principal Executive Office (Street and Number) Lawrenceville, New Jersey 08648
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BTRS Holdings Inc. (“Billtrust” or “we”) could not file our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed period because additional time is required by Billtrust and our independent registered public accounting firm, BDO USA, LLP, to enable completion of procedures pertaining to our internal control over financial reporting in connection with our initial year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We currently anticipate the 2021 Form 10-K will contain no material changes to the full year of 2021 and fourth quarter of 2021 results announced in our press release dated March 1, 2022, and that the 2021 Form 10-K will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Aimie Killeen	609	235-1010
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the completion of our independent accountant’s audit of our internal control over financial reporting and our estimated timing for filing the 2021 Form 10-K. Risks, uncertainties, and assumptions that could affect these forward-looking statements include, among other things, our independent accountant’s review of our applicable internal controls and procedures, the discovery of additional information relevant to the audit, and the time needed to finalize and file the 2021 Form 10-K. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

BTRS Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Flint A. Lane
	Name:	Flint A. Lane
	Title:	Chief Executive Officer and Chairman of the Board of Directors

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).